EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
LENDINGCLUB CORPORATION
LendingClub Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:
FIRST: That the Board of Directors of the Corporation has duly adopted resolutions (a) authorizing and approving amendments to the Restated Certificate of Incorporation of the Corporation to (i) combine each five (5) shares of the common stock, $0.01 par value per share (“Common Stock”), of the Corporation issued and outstanding or held in the treasury of the Corporation into one (1) share of Common Stock (the “Reverse Stock Split”) and (ii) decrease the number of authorized shares of Common Stock on a basis proportional to the Reverse Stock Split ratio, and (b) declaring such amendments to be advisable and recommended for approval and adoption by the stockholders of the Corporation.
SECOND: That the amendments to the Restated Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the Board of Directors and stockholders of the Corporation.
THIRD: That upon the effectiveness of this Certificate of Amendment of Restated Certificate of Incorporation, Section 1 of ARTICLE IV of the Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:
“1. Total Authorized. The total number of shares of all classes of stock that the Corporation has authority to issue is One Hundred Ninety Million (190,000,000) shares, consisting of two classes: One Hundred Eighty Million (180,000,000) shares of Common Stock, $0.01 par value per share (“Common Stock”), and Ten Million (10,000,000) shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”).”
FOURTH: That upon the effectiveness of this Certificate of Amendment of Restated Certificate of Incorporation, ARTICLE IV of the Restated Certificate of Incorporation is hereby amended by appending the following Section 3, which shall read in its entirety as follows:
“3. Reverse Stock Split. That, upon the effectiveness of this Certificate of Amendment of Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each five (5) shares of Common Stock issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof and shall represent one (1) share of Common Stock from and after the Effective Time (the “Reverse Stock Split”). No fractional share shall be issued as a result of the Reverse Stock Split. Instead, any holder of record who otherwise would be entitled to receive fractional shares, shall be entitled to receive a cash payment equal to the fair value thereof.”
FIFTH: The filing of this Certificate of Amendment of Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, and the amendments described herein, shall be effective as of 4:30 p.m. (Eastern Time) on July 5, 2019.

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IN WITNESS WHEREOF, this Certificate of Amendment of Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 2nd day of July, 2019.
LENDINGCLUB CORPORATION

By:    /s/ Brandon Pace
Name: Brandon Pace
Title: General Counsel and Secretary